earthdog - Balance Sheet

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Balance Sheet

earthdog

As at 31 December 2016


	31 Dec 2016
Assets	
Cash and Cash Equivalents	
earthdog us bank	1,514.78
petty cash	1,075.35
suntrust line of credit	(5,000.00)
Total Cash and Cash Equivalents	**(2,409.87)**
Current Assets	
Accounts Receivable	1,245.01
inventory	42,062.11
Total Current Assets	**43,307.12**
Other Non-current Assets	
Inventory Asset	30.53
Total Other Non-current Assets	**30.53**
Total Assets	**40,927.78**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	463.97
american express	24,390.40

chase mastercard - earthdog	28,701.04
Historical Adjustment	37,246.40
marriott bankone	28,946.10
Sales Tax	197.95
sales tax payable	(0.33)
us bank credit card	3,659.00
us bank credit line	67,131.64
Total Current Liabilities	**190,736.17**
Non-Current Liabilities	
loan	15,000.00
Total Non-Current Liabilities	**15,000.00**
Total Liabilities	**205,736.17**
Equity	
Current Year Earnings	(23,747.01)
net income	(130,822.26)
Opening Balance	(20,708.37)
Retained Earnings	10,537.85
Retained Earnings3	(68.60)
Total Equity	**(164,808.39)**
Total Liabilities and Equity	**40,927.78**